Exhibit 99.1

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

	Three Months Ended September 30,		Nine Months Ended September 30,
Thousands of $ (except per share data)	2024	2023	2024	2023

Revenues	23,317	19,350	65,310	50,795
Cost of sales (exclusive of amortization of intangible assets)	(9,042)	(6,797)	(25,686)	(19,537)
Gross Profit	14,275	12,553	39,624	31,258
Research and development expenses	(2,697)	(1,557)	(7,764)	(4,547)
Selling and marketing expenses	(10,619)	(9,060)	(31,280)	(27,431)
General and administrative expenses	(5,735)	(5,381)	(16,936)	(16,280)
Amortization of intangible assets	(1,327)	(1,128)	(3,575)	(3,367)
Other operating income (expense), net	11	12	(183)	(654)
Operating loss	(6,092)	(4,561)	(20,114)	(21,021)
Financial income	197	564	1,772	1,570
Financial expense	(4,960)	(6,048)	(12,552)	(12,929)
Loss before income tax	(10,855)	(10,045)	(30,894)	(32,380)
Income tax	(334)	-	(334)	-
Loss for the period	(11,189)	(10,045)	(31,228)	(32,380)

Loss per share attributable to parent
Basic and diluted	(0.40)	(0.37)	(1.14)	(1.27)

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Thousands of $	as of September 30, 2024	as of December 31, 2023
ASSETS
Goodwill	35,926	35,926
Intangible assets	41,924	44,337
Property, plant and equipment	4,672	4,956
Right-of-use assets	3,870	4,989
Financial assets	822	763
Non-current assets	87,214	90,971
Inventories	4,384	2,779
Trade receivables	14,993	11,088
Prepaid expenses and other current assets	1,545	1,914
Cash and cash equivalents	49,272	22,380
Current assets	70,194	38,161
Total assets	157,408	129,132
EQUITY
Share capital	213,931	173,931
Issuance premium	149,859	153,177
Accumulated deficit	(362,674)	(331,446)
Share-based compensation	16,458	12,139
Translation reserve	(580)	(593)
Total equity	16,994	7,208

LIABILITIES
Loans and borrowings	50,873	35,564
Lease liabilities	2,537	3,578
Other non-current financial liabilities	41,463	63,259
Non-current liabilities	94,873	102,401
Loans and borrowings	485	643
Lease liabilities	1,440	1,480
Trade payables	10,385	8,811
Other current liabilities	7,331	5,694
Other current financial liabilities	25,900	2,895
Current liabilities	45,541	19,523
Total liabilities	140,414	121,924
Total equity and liabilities	157,408	129,132

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine Months Ended September 30,
Thousands of $	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss	(20,114)	(21,021)
Depreciation	2,271	1,910
Amortization of intangible assets	3,575	3,367
Share-based compensation	1,059	457
Other non-cash transactions	(85)	276
Cash used in operations before working capital changes	(13,294)	(15,011)

Changes in operating assets and liabilities
Increase (-) in inventories	(1,605)	(541)
Increase (-) / decrease (+) in receivables	(3,536)	1,278
Increase (+) in payables	3,023	151
Net cash outflow from operating activities	(15,412)	(14,123)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(996)	(2,399)
Acquisition and generation of intangible assets	(971)	(1,612)
Interest received	560	756
Net cash outflow from investing activities	(1,407)	(3,255)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares, net of transaction costs	37,206	39,599
Proceeds from loan obligation	53,051	-
Repayment of loan obligation, loan modification, and debt extinguishment costs	(39,929)	(1,239)
Payment of lease liability	(1,409)	(1,121)
Payment of interest	(4,899)	(2,666)
Other financial expense	(306)	-
Net cash inflow from financing activities	43,714	34,573

Net increase in cash and cash equivalents	26,895	17,195

Cash and cash equivalents at beginning of the period	22,380	15,503
Effect of exchange rates	(3)	16
Cash and cash equivalents at end of the period	49,272	32,714

3